UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2007.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

2550 Hong Qiao Road
Hong Qiao International Airport
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date April 20, 2007	By:	/s/ Li Fenghua
Name: Li Fenghua
Title: Chairman of the Board of Directors

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

2006 ANNUAL RESULTS ANNOUNCEMENT

The Board of Directors (the “Board”) of China Eastern Airlines Corporation Limited (the “Company”) announces the audited consolidated financial results of the Company and its subsidiaries (collectively, the “Group”) prepared under IFRS for the year ended 31 December 2006 with comparative figures for the corresponding year of 2005 as follows:

FINANCIAL STATEMENTS

A.	Prepared in accordance with International Financial Reporting Standards (“IFRS”)

Consolidated Income Statement
For the year ended 31 December 2006

		2006	2005
	Note	RMB’000	RMB’000

Revenues	2	37,488,875	27,454,443
Other operating income	4	424,265	245,279

Operating expenses

Commissions		(1,316,620)	(969,587)
Aircraft fuel		(13,608,793)	(8,888,873)
Take-off and landing charges		(4,989,382)	(3,718,846)
Ground services and other charges		(162,104)	(115,516)
Civil aviation infrastructure levies		(696,428)	(466,191)
Food and beverages		(1,188,016)	(976,787)
Wages, salaries and benefits		(3,476,096)	(2,359,467)
Aircraft maintenance		(2,647,340)	(1,383,989)
Aircraft depreciation and operating lease rentals		(6,973,863)	(5,254,716)
Other depreciation, amortization and operating lease rentals		(782,044)	(666,287)
Ticket reservation fee		(418,367)	(292,412)
Insurance costs		(161,469)	(148,862)
Deficits on revaluation of property, plant and equipment	5	(1,035,343)	-
Office, administrative and other expenses		(3,448,715)	(2,443,941)
Total operating expenses		(40,904,580)	(27,685,474)

Operating (loss)/profit		(2,991,440)	14,248
Interest income		120,161	128,700
Finance costs	6	(877,579)	(707,050)
Share of results of associates		103,566	(9,030)
Share of results of jointly controlled entities		29,595	(4,300)

Loss before income tax		(3,615,697)	(577,432)
Taxation	7	162,932	138,704

Loss for the year		(3,452,765)	(438,728)

Attributable to:
Equity holders of the Company		(3,313,425)	(467,307)
Minority interest		(139,340)	28,579

		(3,452,765)	(438,728)

Loss per share for loss attributable to the equity
shareholders of the Company during the year
- basic and diluted	9	(RMB0.68)	(RMB0.10)

Consolidated Balance Sheet
As at 31 December 2006

		2006	2005
	Note	RMB’000	RMB’000
Non-current assets

Intangible assets		1,337,554	751,843
Property, plant and equipment		40,050,466	38,524,868
Lease prepayments		1,054,362	972,771
Advance payments on acquisition of aircraft		7,668,708	9,072,673
Investments in associates		623,390	629,746
Investments in jointly controlled entities		115,540	100,520
Available-for-sale financial assets		47,554	40,802
Other long-term assets		1,099,265	2,705,558
Deferred tax assets		82,146	12,324
Derivative assets		73,269	70,886
		52,152,254	52,881,991
Current assets

Flight equipment spare parts		1,198,642	978,922
Trade receivables and notes receivable	10	2,002,855	1,918,409
Amounts due from related companies		352,719	205,712
Prepayments, deposits and other receivables		2,475,992	997,271
Cash and cash equivalents		1,987,486	1,864,001
Derivative assets		113,532	53,036
Non-current assets held for sale		882,426	-
		9,013,652	6,017,351
Current liabilities

Sales in advance of carriage		891,659	823,149
Trade payables and notes payable	11	5,090,210	3,113,897
Amounts due to related companies		348,477	576,030
Other payables and accrued expenses		7,986,351	5,995,751
Current portion of obligations under finance leases		2,803,956	2,428,037
Current portion of borrowings		16,016,327	18,554,630
Income tax payable		80,483	47,259
Current portion of provision for aircraft overhaul expenses		20,900	15,589
Derivative liabilities		124,722	34,844
Liabilities relating to non-current assets held for sale		442,935	-
		33,806,020	31,589,186

Net current liabilities		(24,792,368)	(25,571,835)

Total assets less current liabilities		27,359,886	27,310,155

Non-current liabilities

Obligations under finance leases		9,048,642	8,159,517
Borrowings		12,091,413	9,790,116
Provision for aircraft overhaul expenses		489,721	388,410
Other long-term liabilities		438,461	201,902
Deferred tax liabilities		68,459	178,825
Post-retirement benefit obligations		1,292,960	1,202,877
Long-term portion of staff housing allowances		439,491	444,196
Derivative liabilities		14,096	25,770
		23,883,243	20,391,613

Net assets		3,476,643	6,918,542

Equity
Capital and reserves attributable to the equity holders of the Company

Share capital		4,866,950	4,866,950
Reserves		(2,052,053)	1,229,115
		2,814,897	6,096,065
Minority interests		661,746	822,477

Total equity		3,476,643	6,918,542

Notes:

1.	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the disclosure requirements of the Hong Kong Companies Ordinance. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of property, plant and equipment, available-for-sale financial assets, financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The Group’s current liabilities exceeded its current assets by approximately RMB24,792 million as at 31 December 2006. Based on the Group’s history of obtaining finance and its relationships with its bankers, the Board of Directors consider that the Group will continue to be able to roll over such short-term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

In 2006, the Group adopted the following amendments and interpretations to existing standards which are relevant to its operations. The adoption of these amendments and interpretations did not result in any significant changes to the Group’s accounting policies. In summary:

•	International Accounting Standard (“IAS”) No. 39 (“IAS 39”) and IFRS 4 (Amendment) - Financial Guarantee Contracts
•	IAS 19 (Amendment) - Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures
•	IAS 39 (Amendment) - The Fair Value option
•	International Financial Reporting Interpretations Committee (“IFRIC”) Interpretation 4 - Determining whether an Arrangement contains a Lease

The following new/revised standards and interpretations to existing standards have been published which are relevant to the Group’s operations that are mandatory for accounting periods beginning on or after 1 March 2006 or later periods. The Group has assessed the impact of these new/revised standards and interpretations and do not believe these new/revised standards and interpretations would have a significant impact on its results of operations and financial position.

•	IFRS 7 - Financial Instruments: Disclosures (effective for annual periods beginning on or after 1 March 2006)
•	IFRS 8 - Operating segments (effective for annual periods beginning on or after 1 January 2009)
•	IAS 1 (Amendment) - Presentation of Financial Statements: Capital disclosures (effective for annual periods beginning on or after 1 January 2007)
•	IFRIC Interpretation 8 - Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006)
•	IFRIC Interpretation 9 - Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006)
•	IFRIC Interpretation 10 - Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1 November 2006)
•	IFRIC Interpretation 11 - IFRS 2 - Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007)
•	IFRIC Interpretation 12 - Service Concession Arrangements (effective for annual periods beginning on or after 1 January 2008)

2.	Revenues

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

	2006	2005
	RMB’000	RMB’000

Revenues
Traffic revenues
- Passenger	31,229,591	21,367,747
- Cargo and mail	5,776,671	5,087,244
Commission income	125,576	185,827
Ground service income	781,130	806,755
Cargo handling income	289,530	292,488
Rental income from operating subleases of aircraft	-	183,260
Others	263,169	198,175

	38,465,667	28,121,496
Less: Business tax (Note)	(976,792)	(667,053)

	37,488,875	27,454,443

Note:
Except for traffic revenues derived from inbound international and regional flights, which are not subject to the People’s Republic of China (the “PRC”) business tax, the Group’s traffic revenues, commission income, ground service income, cargo handling income and other revenues are subject to PRC business tax levied at rates ranging from 3% to 5%, pursuant to PRC business tax rules and regulations.

3.	Segmental information

(a)	Primary reporting format by business segment

Segment information is presented in respect of the Group’s business and geographical segments. Business segment information is chosen as the primary reporting format. For the year ended 31 December 2005, the Group principally operated in one business segment, which was the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services. In view of the growth of the China cargo and logistic transportation services, the Group has decided to report it as a separate business segment.

In the prior year’s financial statements, the Group’s corporate general and administrative expenses (the “Corporate Expenses”) were allocated to respective segments. In order to better reflect the impact of recent business acquisitions and a rapid increase in business volumes, Corporate Expenses have not been allocated on a geographical basis because the basis of such an allocation cannot be performed on a non-arbitrary basis. Accordingly, the analysis of segment results for both 2006 and 2005 has been presented on this basis.

The segment results for the year ended 31 December 2006 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	33,489,978	2,842,836	-	36,332,814
Other revenues and operating income	1,066,296	709,069	140,525	1,915,890

Total segment revenue	34,556,274	3,551,905	140,525	38,248,704
Inter-segment revenue	(759,829)	-	-	(759,829)

Revenues	33,796,445	3,551,905	140,525	37,488,875

Operating (loss)/profit - segment results	(2,770,861)	(242,526)	21,947	(2,991,440)
Interest income	112,181	6,247	1,733	120,161
Finance costs	(776,647)	(93,026)	(7,906)	(877,579)
Share of results of associates	103,566	-	-	103,566
Share of results of jointly controlled entities	29,595	-	-	29,595

(Loss)/profit before income tax	(3,302,166)	(329,305)	15,774	(3,615,697)
Taxation	198,088	(30,262)	(4,894)	162,932

(Loss)/profit for the year	(3,104,078)	(359,567)	10,880	(3,452,765)

The segment results for the year ended 31 December 2005 are as follows:

	Passenger	Cargo and logistics	Unallocated	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Traffic revenues	23,182,516	2,731,636	-	25,914,152
Other revenues and operating income	1,012,076	574,776	97,911	1,684,763

Total segment revenue	24,194,592	3,306,412	97,911	27,598,915
Inter-segment revenue	(144,472)	-	-	(144,472)

Revenues	24,050,120	3,306,412	97,911	27,454,443

Operating (loss)/profit - segment results	(165,559)	167,414	12,393	14,248
Interest income	120,155	6,149	2,396	128,700
Finance costs	(623,536)	(83,518)	4	(707,050)
Share of results of associates	(9,030)	-	-	(9,030)
Share of results of jointly controlled entities	(4,300)	-	-	(4,300)

(Loss)/profit before income tax	(682,270)	90,045	14,793	(577,432)
Taxation	153,226	(11,415)	(3,107)	138,704

(Loss)/profit for the year	(529,044)	78,630	11,686	(438,728)

(b)	Secondary reporting format by geographical segment
The Group’s two business segments operate in four main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenues (net of business tax) by geographical segment are analysed as follows:

	2006	2005
	RMB’000	RMB’000

Domestic (the PRC, excluding Hong Kong)	20,803,441	13,357,972
Hong Kong	3,244,846	3,150,123
Japan	3,582,962	2,644,372
Other countries	9,857,626	8,301,976

Total	37,488,875	27,454,443

The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group’s aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by geographic segment have not been presented.

4.	Other operating income

	2006	2005
	RMB’000	RMB’000

Government subsidies (Note)	462,370	193,069
Fair value gains on financial instruments
- forward foreign exchange contracts	26,744	25,002
- fuel hedging (losses)/gains	(64,849)	27,208

	424,265	245,279

Note:
The government subsidies represent (i) subsidies granted by local government to the Company in consideration of the relocation of the Company’s international flights and related facilities from Shanghai Hongqiao Airport to Pudong International Airport; and (ii) by various local municipalities to encourage the Group to operate certain routes to places where these municipalities are located; and (iii) other subsidies granted by the Central Government.

5.	Revaluation of property, plant and equipment

In accordance with the Group’s accounting policy, property, plant and equipment other than buildings and other property, plant and equipment as at 31 December 2006 has been revalued by professional external valuers on a fair market value or depreciated replacement cost basis. The deficit arising on the revaluation relating to certain aircraft and related equipment was RMB1,035 million which has been charged to the income statement.

6.	Finance costs

	2006	2005
	RMB’000	RMB’000

Interest relating to obligations under finance leases

- wholly repayable within five years	244,962	195,764
- not wholly repayable within five years	298,991	128,869
	543,953	324,633

Interest on loans from banks and financial institutions

- wholly repayable within five years	1,387,469	746,788
- not wholly repayable within five years	193,067	243,433
	1,580,536	990,221
Interest relating to note payable	91,280	52,639
Amortisation of the discount on zero coupon debentures	25,456	22,944
Interest relating to a long-term payables	4,961	6,999

	2,246,186	1,397,436
Less: Amounts capitalised into advance payments on
acquisition of aircraft	(424,316)	(279,989)

	1,821,870	1,117,447
Net foreign exchange gains	(888,402)	(414,640)
Fair value (gains)/ losses on financial instruments
- transfer from equity in respect of interest rate swaps
qualified as cash flow hedges	(55,889)	4,243

	877,579	707,050

7.	Taxation

(a)	Taxation (credited)/charged to the consolidated income statement is as follows:

	2006	2005
	RMB’000	RMB’000

Provision for PRC income tax	55,964	(81,734)
Deferred taxation	(218,896)	(56,970)

	(162,932)	(138,704)

The Company is subject to PRC income tax at a reduced rate of 15%, pursuant to the Circular Hu Shui Er Cai (2001) No. 104 issued by Shanghai Municipal Tax Bureau.

Two of the major subsidiaries of the Group, namely China Cargo Airlines Co. Ltd. and Shanghai Eastern Flight Training Co., Ltd., are subject to PRC income tax at a reduced rate of 15%, pursuant to the preferential tax policy in Pudong, Shanghai. Shanghai Eastern Logistics Co., Ltd., another major subsidiary of the Group, was exempted from PRC income tax in 2005 pursuant to the circular Hu Di Shui Er Shui (2004) No. 68 issued by the Shanghai Municipal Tax Bureau. Other subsidiaries of the Group are generally subject to the PRC corporate income tax at the standard rate of 33%.

(b)
The Group operates international flights to overseas destinations. There was no material overseas taxation for the years ended 31 December 2006 and 2005, as there are double tax relieves between the PRC and the corresponding jurisdictions (including Hong Kong) relating to aviation businesses.

8.	Dividends

No interim dividend was paid during both the current and prior years.

The Board of Directors of the Company has not recommended any dividend in respect of the year ended 31 December 2006. No final dividend was paid in respect of the year ended 31 December 2005.

9.	Loss per share

The calculation of basic loss per share is based on the loss attributable to equity holders of RMB3,313,425,000 (2005: RMB467,307,000) and the weighted average number of shares 4,866,950,000 (2005: 4,866,950,000) in issue during the year.

The Company has no potentially dilutive ordinary shares.

10.	Trade receivables and notes receivable

The credit terms given to trade customers are determined on an individual basis, with the credit periods generally ranging from half a month to three months.

The aging analysis of trade receivables and notes receivable is as follows:

	2006	2005
	RMB’000	RMB’000

Less than 31 days	1,556,144	1,580,082
31 to 60 days	147,439	134,095
61 to 90 days	44,602	122,377
91 to 180 days	132,977	34,097
181 to 365 days	102,534	13,302
Over 365 days	112,934	127,466

	2,096,630	2,011,419
Less: Provision for impairment of receivables	(93,775)	(93,010)

Trade receivables and notes receivable, net	2,002,855	1,918,409

11.	Trade payables and notes payable

The aging analysis of trade payables and notes payable is as follows:

	2006	2005
	RMB’000	RMB’000

Less than 31 days	1,374,384	1,416,292
31 to 60 days	577,883	397,187
61 to 90 days	781,666	195,869
91 to 180 days	2,030,629	846,775
181 to 365 days	243,296	212,025
Over 365 days	82,352	45,749

	5,090,210	3,113,897

12.	Post balance sheet event

On 16 March 2007, the National People’s Congress approved the Corporate Income Tax Law of the People’s Republic of China (the “new CIT Law”). This legislation reduces the corporate income tax rate for domestic enterprises from 33% to 25% with effect from 1 January 2008. In addition, preferential and reduced tax rates may be withdrawn, subject to certain grandfathering provisions.

Since deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, the change in the applicable tax rate will affect the determination of the carrying values of deferred tax assets and deferred tax liabilities of the Group. As at the date that these financial statements are approved for issue, detailed measures of the new CIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. Consequently, the Group is not in a position to reasonably assess the impact, if any, to the carrying values of deferred tax assets and deferred tax liabilities as the result of the implementation of the new CIT Law. The Group will further evaluate the impact to its operating results and financial positions of future periods as more detailed measures and other related regulations are announced.

13.	Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

B.	Prepared in accordance with PRC Accounting Regulations

Consolidated Income Statement
For the year ended 31 December 2006

	2006 RMB’000	2005 RMB’000

I. Revenue from Main Operations:	36,805,731	26,392,028
Less: Main Operating Cost	(34,052,721)	(22,847,511)
Business Taxes and additional levies	(932,748)	(643,285)

II. Profit from Main operations	1,820,262	2,901,232
Add: Other Operating Revenue	777,745	617,208
Less: Operating Expenses	(2,554,296)	(1,951,059)
General & Administrative Expenses	(1,907,583)	(1,302,743)
Financial Expenses	(761,678)	(570,698)

III. Loss from Operations	(2,625,550)	(306,060)
Add: Investment Income	26,700	6,405
Subsidy Income	461,869	175,422
Non-operating Income	175,345	228,265
Less: Non-operating Expenses	(885,866)	1,526

IV. Total (Loss)/Profit	(2,847,502)	105,558
Less: Income Tax	(13,234)	(9,549)
Gains or Losses of Minority Shareholders	80,757	(35,535)

V. Net (Loss)/Profit	(2,779,979)	60,474

C. Significant Differences between IFRS and PRC Accounting Regulations (Unaudited)

The Group’s accounting policies, which conform with IFRS, differ in certain aspects from PRC Accounting Regulations. Differences between IFRS and PRC Accounting Regulations which have a significant effect on the consolidated loss attributable to equity holders of the Group are summarised as follows:

	2006	2005
	RMB’000	RMB’000

Consolidated loss attributable to
equity holders of the Company
As stated in accordance with PRC Accounting Regulations	(2,779,979)	60,474
Impact of IFRS and other adjustments:
Difference in depreciation charges for flight equipment
due to different depreciation lives	239,467	115,086
Difference in depreciation charges for aircraft due to different
depreciation lives, revaluation and component accounting	(676,820)	(611,368)
Provision for post-retirement benefits	(84,982)	(133,417)
Unrealised (losses)/gains on derivatives	(42,344)	27,779
Deficit on revaluation of property, plant and equipment	(235,046)	-
Recognition of gain on sales & leaseback	74,207	-
Equity investment difference amortisation under PRC GAAP	42,010	-
Goodwill on acquisition of a subsidiary	(85,119)	-
Others	432	(81,068)
Minority interests	58,585	6,957
Tax and deferred tax adjustments	176,164	148,250

As stated in accordance with IFRS	(3,313,425)	(467,307)

SELECTED AIRLINE OPERATING DATA

	For the year ended 31 December 2006	For the year ended 31 December 2005	Change

Capacity
ATK (available tonne-kilometers) (millions)	11,065.57	8,751.49	26.44%
- Domestic routes	4,901.45	3,185.42	53.87%
- International routes	5,313.14	4,775.45	11.26%
- Hong Kong routes	850.98	790.32	7.68%
ASK (available seat-kilometers) (millions)	70,468.28	52,427.85	34.41%
- Domestic routes	42,687.36	27,467.54	55.41%
- International routes	22,226.69	19,672.20	12.99%
- Hong Kong routes	5,554.22	5,288.11	5.03%
AFTK (available freight tonne-kilometers) (millions)	4,723.43	4,032.98	17.12%
- Domestic routes	1,059.58	713.34	48.54%
- International routes	3,312.74	3,005.25	10.23%
- Hong Kong routes	351.10	314.39	11.68%
Hours flown (thousands)	678.28	467.75	45.01%

Traffic
RTK (revenue tonne-kilometers) (millions)	6,930.97	5,395.17	28.47%
- Domestic routes	3,369.67	2,220.93	51.72%
- International routes	3,106.23	2,746.25	13.11%
- Hong Kong routes	455.07	427.99	6.33%
RPK (revenue passenger-kilometers) (millions)	50,271.88	36,380.58	38.18%
- Domestic routes	31,272.41	20,277.57	54.22%
- International routes	15,478.45	12,818.98	20.75%
- Hong Kong routes	3,521.02	3,284.03	7.22%
RFTK (revenue freight tonne-kilometers) (millions)	2,444.01	2,151.52	13.59%
- Domestic routes	574.70	409.56	40.32%
- International routes	1,728.01	1,607.16	7.52%
- Hong Kong routes	141.30	134.80	4.82%

Number of passengers carried (thousands)	35,039.74	24,290.49	44.25%
- Domestic routes	27,744.49	18,206.93	52.38%
- International routes	4,807.75	3,762.39	27.78%
- Hong Kong routes	2,487.51	2,321.17	7.17%
Weight of cargo and mail carried (millions of kg)	893.22	775.52	15.18%
- Domestic routes	438.55	315.59	38.96%
- International routes	358.98	347.81	3.21%
- Hong Kong routes	95.70	92.12	3.89%

Load Factor
Overall load factor (%)	62.64	61.65	0.99
- Domestic routes	68.75	69.72	-0.97
- International routes	58.46	57.51	0.95
- Hong Kong routes	53.48	54.15	-0.67
Passenger load factor (%)	71.34	69.39	1.95
- Domestic routes	73.26	73.82	-0.56
- International routes	69.64	65.16	4.48
- Hong Kong routes	63.39	62.10	1.29
Freight load factor (%)	51.74	53.35	-1.61
- Domestic routes	54.24	57.41	-3.17
- International routes	52.16	53.48	-1.32
- Hong Kong routes	40.24	42.88	-2.64
Break-even load factor (%)	71.15	65.97	5.18

Yield and Cost Statistics
Revenue tonne-kilometers yield (RMB)	5.20	4.79	8.56%
- Domestic routes	5.77	5.31	8.66%
- International routes	4.31	3.97	8.56%
- Hong Kong routes	7.12	7.32	-2.73%
Passenger-kilometers yield (RMB)	0.61	0.57	7.02%
- Domestic routes	0.61	0.56	8.93%
- International routes	0.58	0.54	7.41%
- Hong Kong routes	0.71	0.76	-6.58%
Freight tonne-kilometers yield (RMB)	2.30	2.31	-0.43%
- Domestic routes	0.87	0.85	2.35%
- International routes	2.54	2.48	2.42%
- Hong Kong routes	5.24	4.76	10.08%
Available tonne-kilometers unit cost (RMB)	3.70	3.16	17.09%

REPORT OF THE BOARD OF DIRECTORS

REVIEW OF OPERATIONS

In 2006, the Group operated a total of 423 routes, of which 299 were domestic routes, 19 were Hong Kong routes (including 1 cargo route) and 105 were international routes (including 31 international cargo routes). The Group operated approximately 5,650 scheduled flights per week, serving a total of 136 foreign and domestic cities. In 2006, the Group added 27 aircraft to its fleet, including the finance lease of three A319 aircraft, two A321 aircraft, six B737-700 aircraft, one B747F freighter and four EMB145 aircraft, and the operating lease of one B737-700 aircraft, three A330-200 aircraft and seven A330-300 aircraft. As at 31 December 2006, the Group operated a fleet of 205 aircraft, including 182 passenger jets each with a seating capacity of over 100 seats and 11 jet freighters.

In 2006, the world economy grew continuously. However, the price of international crude oil and aviation fuel experienced pronounced fluctuations at the peak level, which brought about a significant increase in costs for the international air transportation industry. As a result, the results of the Group have been significantly affected.

The PRC’s economy maintained a rapid pace of growth, resulting in steady growth in the air transportation market in the PRC. However, the transport capacity in the whole industry increased rapidly and the Government implemented an open skies policy of allowing more competitors to enter into the market, resulting in a significant increase in the competition in the air transportation market in the PRC.

In 2006, according to statistics on the flight schedule market share, the Group’s flights accounted for 38.6% and 31.1% of all flights at Hongqiao Airport and Pudong Airport, respectively. The flights’ daily average utilisation rate reached 9.4 hours, which approximates with that in 2005.

In terms of marketing, the Group in 2006 gradually introduced passenger traffic routes such as “Shanghai - Frankfurt”, “Shanghai - New York”, “Beijing - Seoul”, “Hangzhou - Qingzhou” and “Weihai - Seoul”, thus further improved the Group’s route network. The transit business is now established and has special passenger transit arrangements such as “內部代碼共享” (“Internal Code-sharing”), “聯程值機．行李直掛” (“Single Check-in for Transit Passengers and Luggage”) and “分段值機．行李直掛” (“Double Check-in for Transit Passengers and Single Check-in for Luggage”) in place. The business reinforced the communication and cooperation with each joint inspection unit, thus reforming the cross-border lobby in the Pudong Airport so that transit procedures for passengers were simplified and the transit time was shortened. As such, the number of passengers using the transit service exceeded 1,120,000 persons. The “東方萬里行” (“Eastern Miles”) frequent flyers programme was expanded, and the number of members of the frequent flyers programme has now exceeded 5,590,000. The marketing of the electronic ticketing business has made good progress and has been well-received in the market, and “ET.CE-AIR.COM”, the electronic ticketing website of the Group, has also become increasingly well-known. As a result, the sales of electronic tickets accounted for over 80% of the Group’s total domestic ticket sales.

In terms of service, in 2006, the Group became one of the joint venture partners in the passenger air traffic business of the World Expo 2010 Shanghai. It is believed that the Group can capitalise on this to share the business opportunities brought to the district’s air transport market by this World Expo. The statistics of the Civil Aviation Administration of China, the flights on-time rate of the Group has been leading among industry players in the PRC, and the Group won the “customer satisfaction” award for another year from the Civil Aviation Administration of China in the “旅客話民航” (“Passengers’ Rating of Civil Aviation Award”) category.

Over the same period in 2005, the Group’s total traffic volume increased by 28.47% to 6,931 million tonne-kilometers in 2006. Traffic revenues increased by RMB10,245 million to RMB36,065 million, a 39.68% increase compared to the same period in 2005.

The Group’s passenger revenues amounted to RMB30,440 million in 2006, an increase by 45.97% over the same period in 2005, accounting for 84.40% of the Group’s total traffic revenues in 2006. The volume of passenger traffic was 50,272 million passenger-kilometers, a 38.18% increase compared to the same period in 2005.

The Group’s domestic passenger traffic volume (excluding passenger traffic volume on Hong Kong routes) was 31,272 million passenger-kilometers in 2006, a 54.22% increase compared to the same period in 2005. Compared to the same period in 2005, revenues increased by 65.64% to RMB18,947 million, accounting for 62.25% of the Group’s total passenger revenues in 2006. The increase in revenues from main operations in 2006 was largely driven by the Group’s domestic passenger transportation business. The Group’s domestic passenger traffic capacity in 2006 increased by 55.41% compared to the same period in 2005.

The passenger traffic volume on the Group’s Hong Kong routes was 3,521 million passenger-kilometers in 2006, an 7.22% increase compared to the same period in 2005. Revenues from the Group’s Hong Kong routes amounted to RMB2,498 million, an increase of 0.12% over the same period in 2005 which accounted for 8.20% of the Group’s passenger revenues. Although passenger traffic capacity on the Group’s Hong Kong routes increased by 5.03% compared to the same period in 2005, intensified competition led to a decrease in revenue per passenger-kilometer.

The Group’s international passenger traffic volume was 15,478 million passenger-kilometers in 2006, a 20.75% increase compared to the same period in 2005. Revenue was RMB8,995 million, an increase of 29.99% over the same period in 2005 which accounted for 29.55% of the Group’s total passenger revenues in 2006. The passenger traffic capacity on international routes increased by 12.99% compared to 2005. This was mainly due to the Group’s increased traffic capacity, the introduction of new international routes and the increase in market demand as a result of the continuous growth of the global economy in 2006.

The Group’s cargo and mail traffic volume was 2,444 million tonne-kilometers in 2006, a 13.59% increase compared to the same period in 2005. Compared to 2005, the cargo and mail traffic revenues increased by 13.26% to RMB5,625 million in 2006, which accounted for 15.60% of the Group’s total traffic revenues in 2006. The yield for the Group’s cargo and mail traffic declined from RMB2.31 in 2005 to RMB2.30 in 2006 which was mainly attributable to the increased number of competitors and intensified market competition as a result.

Compared to the same period in 2005, the Group’s total operating expenses increased by 47.75% to RMB409.05 million in 2006.

Expenditure on aviation fuel reached RMB13,609 million, a 53.10% increase compared to the same period in 2005. In 2006, the Group consumed a total of 2,346,400 tonnes of aviation fuel, an increase of 23.91% compared to the same period in 2005. The main reason was that the overall consumption of aviation fuel increased following the expansion of the Group’s business, and the average price of aviation fuel increased to RMB5,780 per tonne, representing an increase of 33.56% compared to the same period in 2005. Although the Group already imposed aviation fuel surcharges, the surcharge revenue was not sufficient to offset the additional costs incurred as a result of the increase in the aviation fuel price. In 2006, expenditure on aviation fuel accounted for 33.27% of the Group’s total operating cost.

Takeoff and landing charges were RMB4,989 million, a 34.16% increase compared to the same period in 2005, largely due to the expansion of the Group’s business and the increased number of flights.

Aircraft depreciation and operating lease expenses were RMB6,974 million, an increase of 32.72% over the same period in 2005. The increase was mainly due to the introduction of additional aircraft which were primarily financed by way of finance or operating leases, resulting in a larger increase in depreciation and operating lease expenses.

Maintenance and repair costs for aircraft and engines was RMB2,647 million, an increase of 91.28% over the same period in 2005. The main reason for the increase was that more aircraft and engines were delivered for repair as a result of the continuous expansion in the Group’s fleet size.

Commission expenses was RMB1,317 million, representing an increase of 35.79% over the same period in 2005. This was mainly attributable to the increase in the number of tickets sold by agents as a result of the Group’s market expansion.

Wages and salaries expenses was RMB3,476 million in 2006, an increase of 47.33% compared to the same period in 2005. This was primarily due to growth of the main operations following the expansion of the Group’s business, the increase in the number of staff and the implementation of the reward scheme for pilots on flight safety. The total number of the Group’s staff increased from 29,301 as of 31 December 2005 to 38,392 as of 31 December 2006.

Food and beverages expenses were RMB1,188 million in 2006, an increase of 21.62% compared to the same period in 2005. The increase was mainly attributable to the increase in passenger traffic volume, which increased from 24,290,000 passengers in 2005 to 35,039,700 passengers in 2006, an increase of 44.25%.

Ticket reservation fee expenses were RMB418 million, representing an increase of 43.07% compared to the same period in 2005, primarily due to an increase in the price of overseas distribution systems and an increase in the number of passengers the Group carried.

The amount of civil aviation infrastructure levies payable to the Civil Aviation Administration of China was RMB696 million, representing an increase of 49.39% compared to the same period in 2005, which was primarily due to an increase in the number of passengers the Group carried.

The Group recorded a charge to the income statement amounting to RMB1,035 million, which arose from the revaluation of certain fixed assets of the Group by the directors of the Company (“Directors”) on the basis of market price or depreciated replacement cost.

Office, administration and other operating expenses were RMB3,449 million, representing an increase of 41.11% from RMB2,444 million in 2005, primarily attributable to the Group’s business expansion, resulting in increases in flight training expenses and branch office expenses.

The Group’s other operating income was primarily generated from government subsidies and fair value gains on financial instruments held by the Group. The net amount of the Group’s other operating income increased from RMB245 million in 2005 to RMB424 million in 2006, primarily due to an increase in government subsidies from RMB193 million in 2005 to RMB462 million in 2006.

The Group’s finance costs increased by 24.19% from RMB707 million in 2005 to RMB878 million in 2006, primarily due to interest expenses of RMB544 million on finance lease obligations, representing an increase of 67.56% from that in 2005, and the interest expenses of RMB1,646 million on loans from banks and other financial institutions, representing an increase of 52.83% from that of 2005. However, the above amounts were partly offset by the recognition of a net exchange gain of RMB888 million arising on the retranslation of the Group’s US dollar liabilities.

As a result of the above, the Group’s loss attributable to shareholders for the year ended 31 December 2006 was RMB3,313 million.

As at 31 December 2006, the Group had a total of 38,392 employees, most of them were working in the PRC. The Group’s employees’ compensation is primarily composed of basic salary and performance-based bonus. There were no material labor disputes between the Group and its employees and the Group did not experience a material loss of employees or encounter any significant difficulties in recruiting new employees.

Pursuant to certain of the Group’s finance and operating leases, the Group is required to indemnify the lessors against any withholding or similar taxes that may be imposed on the lessors by taxing authorities in the PRC with regard to payments made under such leases. Pursuant to a regulation issued in 2000 by the State Tax Bureau of the PRC, lease payments made by Chinese airlines to foreign enterprises in respect of lease arrangements entered into prior to 1 September 1999 are exempted from the payment of any withholding tax. Withholding tax payable in respect of the lease arrangements entered into on or after 1 September 1999 are charged to our income statement as incurred.

The Group generally operates with a working capital deficit. As at 31 December 2006, the Group’s current liabilities exceeded its current assets by RMB24,792 million. For years the Group has arranged, and the Group believes that the Group will be able to continue to arrange, short-term loans through domestic banks in the PRC and foreign-funded banks to meet the Group’s working capital requirements. As at 31 December 2005 and 2006, the total amounts of the Group’s short-term loans were RMB13,739 million and RMB13,176 million, respectively, and the Group’s long-term loans were RMB12,631 million and RMB14,932 million, respectively. Long-term loans payable within two years, from three to five years and beyond five years were RMB5,894 million, RMB7,560 million and RMB1,478 million, respectively, as of 31 December 2006, as compared to RMB5,505 million, RMB5,517 million and RMB1,609 million, respectively, as of 31 December 2005. The Group’s lease obligations as of 31 December 2005 and 2006 were RMB10,588 million and RMB11,853 million, respectively. The Group’s lease obligations payable within two years, from three to five years and beyond five years were RMB4,745 million, RMB2,602 million and RMB4,506 million, respectively, as of 31 December 2006, as compared to RMB4,999 million, RMB3,014 million and RMB2,575 million, respectively, as of 31 December 2005.

The Group generally finances its purchase of aircraft through finance leases and bank loans secured by our assets. As at 31 December 2006, the total value of the Group’s mortgaged assets decrease by 0.30%, from RMB9,074 million as at the end of 2005 to RMB9,044 million.

Outlook for 2007

The Group would like to caution readers of this announcement that the operations of the Group as an air transport enterprise which performs public service functions, is linked closely to political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a substantial extent, subject to the risks associated with geopolitics and the outbreak of unexpected events. The 2006 annual results announcement of the Group contains (but not limited to) certain forward-looking statements, such as those on the economies of Asia including the PRC, and the aviation market. Such forward-looking statements are subject to many uncertainties and risks.

The Group expects that the global economy will continue to grow in 2007. The economic growth in the PRC continues, and at the same time the opening up of the sky for aviation in Shanghai, will further help to build Shanghai as an aviation hub. The 2008 Olympic Games and 2010 World Expo are drawing closer and demand in the domestic air transportation market is expected to maintain a steady growth. The Group will seize upon the opportunity and make timely adjustments to its capacity, thereby increasing its turnover volume in every aspect, hence its revenue in air-transport. The Group plans to continue to expand its scale in 2007 and to adjust and optimize its route network, thereby increasing its competitiveness and its ability to create more attractive products and services to meet the needs of the market. The Group has continued to build its fleet and has introduced two A319 aircraft, two A320 aircraft, four A321 aircraft, one A330-200 aircraft, five A330-300 aircraft, two B737-700 aircraft, three EMB145 aircraft and one B747F aircraft, which were delivered to the Group and commissioned into service this year. It is believed that the Group will benefit from increasing demand for air transport in the region.

In view of the operating environment and the Group’s actual position, its overall working objectives in 2007 are: “ensuring safety, ensuring profit, enhancing services and creating harmony”. Regarding these objectives, the Group will focus on the following aspects:

1.	The Group shall strengthen safety supervision and safety education and enhance the standard of safety management, in order to ensure flight safety.

2.
The Group shall improve the service-providing concepts, innovate servicing ideas, unify service standards, standardize the procedures of servicing, establish a swift response mechanism, enhance the standard of both ground services and air traffic services, and provide diversified and customized air transportation services to passengers.

3.
In terms of marketing, the Group shall change the mode of business expansion which was largely depended on acquiring additional aircraft, updating aircraft models and penetrating the intensely competitive markets by investing heavily in transport capacity. Instead, the Group shall design products in line with the requirements of passengers and enhance the profitability of aviation routes through formulating marketing concepts and innovating marketing strategies. The Group shall continue to build up Shanghai as an aviation hub, optimize the strategic planning of the route network and open up profitable routes on the basis of a prudent analysis on market research, so as to enlarge market share step by step and to increase total income by enhancing profitability.

4.
The Group shall continue to manage strictly the overall budget, strengthen cost control, establish a reasonable capital structure which can lower financing costs, step up efforts on risk management, and avoid financial and operation risks.

5.
The Group shall implement standardized management, strengthen the training of management and front line staff and increase its ability to execute strategy. The Group shall step up efforts on IT investment and integration, so as to enhance information security and the effectiveness of applications.

6.	The Group shall vigorously promote the building of its corporate culture, create a harmonic corporate environment and enhance the corporate brand image.

SHARE CAPITAL

1.	Change in the share capital structure

There was no change in the Group’s share capital in the financial year ended 31 December 2006.

2.	Share capital structure

	Total number of shares	Approximate percentage in shareholding
		(%)

1. A shares

(a) Unlisted State-owned legal person shares	3,000,000,000	61.64

(b) Listed shares	300,000,000	6.16

2. H shares	1,566,950,000	32.20

3. Total number of shares	4,866,950,000	100.00

*
The Share Reform Plan of the Company was approved in the relevant shareholders’ meeting of the holders of A shares of the Share Reform Plan of the Company held on 18 December 2006, and the trading in the A shares was resumed on 12 January 2007. After the completion of the share reform, the change in the shareholding structure was as follows:

	Total number of Shares	Approximate percentage in shareholding
		(%)

1. A shares

(a) Listed shares with trading moratorium	2,904,000,000	59.67

(b) Listed shares without trading moratorium	396,000,000	8.13

2. H shares	1,566,950,000	32.20

3. Total number of shares	4,866,950,000	100.00

3.	Substantial shareholders

The shareholders interested in 10% or more of any class of the issued shares in the Group as at 31 December 2006 are as follows:

Name	Number of shares	Approximate percentage in shareholding
		(%)

China Eastern Air Holding Company (“CEA Holding”)	3,000,000,000	61.64
HKSCC Nominees Limited	1,494,139,799	30.70

Details relating to interests, as at 31 December 2006, of the Company’s Directors, supervisors, chief executive officer, members of senior management and those of other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance) will be set out in the Company’s 2006 annual report in accordance with the relevant disclosure requirements under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (“Listing Rules”).

MATERIAL MATTERS

1.	Dividends

As at 31 December 2006, according to the financial statements prepared in accordance with PRC Accounting Regulations, the operating results of the Group in the year 2006 declined significantly as compared to those in the year 2005. Having considered the cash flow position in 2007, the Board does not recommend payment of any dividend for the year of 2006. The profit appropriation plan of 2006 will be proposed to the 2006 annual general meeting for consideration.

2.	Share Reform

Pursuant to the “Guidelines for Promoting the Reform and Opening-up and Sustained Development of the Capital Market” promulgated by the State Council of the PRC and the provisions of relevant regulations promulgated by China Securities Regulatory Commission (“CSRC”), the Company published the “Indicative Announcement in Relation to Share Reform” on 20 November 2006 and the shares of the Company were suspended from trading for implementation of Share Reform; the “Announcement on the Share Reform Proposal Plan” was published on 22 November 2006; the “Announcement on the Revised Share Reform Plan” was published on 1 December 2006; the “Revised Share Reform Plan approved by the State-owned Assets Supervision and Administration Commission” was published on 13 December 2006. On 18 December 2006, the Company convened the Relevant Shareholders’ Meeting of A Share Market in relation to the Share Reform to approve the Revised Share Reform Plan of the Company, and the “Announcement on the Results of the Relevant Shareholders’ Meeting in Relation to Share Reform” was published on the following day; the “Share Reform Proposal Approved by the Ministry of Commerce” was published on 5 January 2007. On 9 January 2007, the Company published the “Announcement on Implementation of Share Reform Plan”. The trading in shares of the Company was resumed on 12 January 2007 and its short name was changed from “S. CEA” to “Eastern Airlines” with effect from the same day.

Each holder of circulating A shares of the Company whose name appeared on the register of members on 10 January 2007 was offered 3.2 shares as a consideration by CEA Holding for every 10 circulating A shares held by it. The original non-circulating shares held by CEA Holding were granted the status of listing from 12 January 2007. However, there is currently no real circulation of shares due to the trading moratorium.

3.	Purchase, Sale or Redemption of Securities

During the financial year of 2006, neither the Group nor any of its subsidiaries had purchased, sold or redeemed any of its securities.

4.	Material Litigation

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company) occurred in Baotou on 21 November 2004 sued the Company in a U.S. court for compensation, the amount of which is yet to be determined. As at 31 December 2006, the Group had contested against the claim in relation to the legal proceedings in the U.S. court, but the U.S. court has not yet made a judgment. Save as the abovementioned, the Company was not involved in any other new material litigation during the year 2006.

5.	Corporate Governance Practices

The Board has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that the Company’s corporate governance practices during the financial year ended 31 December 2006 met the requirements under the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules (the “Code”).

Meanwhile, the Company is working with consultants to enhance the Company’s internal controls system.

In addition to the review performed according to the Code, the Group is finalizing an assessment of the effectiveness of its internal controls over financial reporting required under Section 404 of the Sarbanes-Oxley Act. Although the assessment is, at this stage, still in progress, the Group has discovered a number of deficiencies in the internal controls over financial reporting, some of which upon completion of management’s assessment may be determined to be significant deficiencies or material weaknesses. Due to the existence of the deficiencies in the internal control over financial reporting, the Group does not rule out the possibility that the Group’s internal control over financial reporting being concluded as not fully effective for the purpose of Section 404 of the Sarbanes-Oxley Act. The Group is currently implementing procedures to correct the deficiencies in the internal control over financial reporting.

In light of the deficiencies identified to date, a number of which were not remediated before 31 December 2006, management has performed certain additional procedures it deemed necessary under the circumstances to assure itself that the financial data contained in the financial statements, prepared in accordance with IFRS and PRC Accounting Regulations, are free of material misstatement.

6.	Audit Committee

The Company’s Audit Committee has reviewed the 2006 consolidated financial results of the Group prepared under IFRS for the year ended 31 December 2006.

7.	Changes in the Board Personnel

On 12 October 2006, the fourth session of the Board of the Company held the twenty-fourth meeting for 2006 to resolve by written resolution that Mr. Cao Jianxiong be appointed as President of the Company with a term of office in line with that of the current session of the Board, and that Mr. Luo Chaogeng would cease to be President of the Company and Mr. Wan Mingwu would cease to be Vice President of the Company. Mr. Cao Jianxiong would be redesignated as Executive Director of the Company, and both Mr. Luo Chaogeng and Mr. Wan Mingwu would remain as directors of the Company.

On 25 October 2006, the fourth session of the Board of the Company held the twenty-fifth meeting for 2006 to resolve by written resolution that Mr. Wu Jiuhong and Mr. Tong Guozhao be removed as Vice President of the Company.

On 21 November 2006, the fourth session of the Board of the Company held the twenty-sixth meeting for 2006 to resolve by written resolution that, based on the nomination by Mr. Cao Jianxiong, President of the Company, Mr. Fan Ru be appointed as the Vice President of the Company to be in charge of the aviation operations, with a term of office in line with that of the current session of the Board.

On 19 December 2006, the fourth session of the Board of the Company held the twenty-seventh meeting for 2006 to resolve by written resolution that Mr. Zhou Liguo would cease to be Vice President of the Company.

8.	Material Contracts

1.
On 10 April 2006, the Company entered into an aircraft purchase agreement with Boeing Company at Shanghai regarding the purchase of sixteen Boeing 737NG series Aircraft, details of which are set out in the Company’s announcements dated 11 April 2006 and 26 April 2006, and the circular dated 30 May 2006.

2.
On 26 June 2006, the Company entered into an aircraft purchase agreement with Airbus SAS at Beijing regarding the purchase of thirty Airbus A320 series aircraft, details of which are set out in the Company’s announcements dated 26 June 2006 and 18 July 2006, and the circular dated 31 July 2006.

3.	For material contracts entered into after the balance sheet date, please refer to the notes to the financial statements prepared in accordance with the IFRS.

9.	Miscellaneous

1.
On 12 May 2006, the Board decided that 上海眾華滬銀會計師事務所 (Shanghai Zhonghua Certified Public Accountants), the Company’s PRC domestic auditors for the financial year ended 31 December 2005, would not be re-appointed as its PRC domestic auditors for the financial year ending 31 December 2006, and that 普華永道中天會計師事務所有限公司 (PricewaterhouseCoopers Zhong Tian CPAs Limited Company) was selected based on the result of a tender and was proposed to be appointed as the Company’s PRC domestic auditors. Such appointment was approved by shareholders of the Company at its 2005 annual general meeting held on 28 June 2006.

2.	On 29 December 2006, the Board approved the Provisional Code of Conduct for Securities Transactions by Employees of the Company.

By Order of the Board of Directors
China Eastern Airlines Corporation Limited
Li Fenghua
Chairman of the Board

Shanghai, the PRC, 19 April 2007

The Directors as at the date of this announcement are:

Li Fenghua (Chairman, Executive Director)
Cao Jianxiong (President, Executive Director)
Luo Chaogeng (Executive Director)
Wan Mingwu (Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong  (Independent non-executive Director)